Brewer & Pritchard A PROFESSIONAL CORPORATION ATTORNEYS & COUNSELORS	Three Riverway, 18th Floor Houston, Texas 77056 Tel: (713) 209-2950 Fax: (713) 659-5302 Email: info@BPLaw.com Website: www.BPLaw.com

December 11, 2008

Ms. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549
Mail Stop 7010

Re:          America West Resources, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 12, 2008
File No. 0-19620

Dear Mr. Schwall:

This letter sets forth the responses of America West Resources, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 10, 2008 concerning the Company’s Preliminary Information Statement on Schedule 14C (File No. 0-19620) filed with the Commission on November 12, 2008 (the “Preliminary Information Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed an amended Preliminary Information Statement including our responses to your comment and additional items consented to by a majority of the shareholders of the Company (the “Amended Preliminary Information Statement”).

General

1.
You state that the action “was approved by the unanimous consent of our board of directors and the written consent of shareholders owning [ ] 53.8% of the outstanding shares.”  Revise to identify the consenting shareholders and to explain briefly how the consents were obtained.  In that regard, we note that the directors and officers as a group beneficially own less than 39% of the outstanding common stock, even less when you subtract unissued shares underlying options.  Also revise to clarify the reference at page 6 to consent by your “majority stockholder.”

RESPONSE:

The actions were approved by officers and directors who control the voting and investment power of a majority of the Company’s outstanding common stock entitled to vote on November 7, 2008.  Specifically, the following shares were voted in favor of the actions:  (i) 4,300,000 shares registered in Mr. Jarkesy’s name; (ii) 19,249,999 shares registered in the name of the John Thomas Bridge and Opportunity Fund, LP, of which Mr. Jarksey has voting control; (iii) 27,531,504 shares registered in the name of Alexander H. Walker, Jr., controlled and voted by Alexander H. Walker III as the executor of the estate of Alexander H. Walker, Jr.; (iv) 8,721,232 shares registered in the name of Mr. Walker; and (v) 8,471,232 shares held by Nevada Agency and Trust Company, of which Ms Cardinalli has voting control.

Additionally, the Company has amended the beneficial ownership table to correctly reflect that Alexander Walker III has voting and investment control of the common stock of Alexander Walker, Jr., as his executor.  Additionally, we have amended the Preliminary Information Statement to identify the shares that consented to the actions contained in the Preliminary Information Statement.

Purpose of the Proposal, page 4

2.
Please revise the disclosure at page 4 to clarify the “other than as described above” reference.  In that regard, state explicitly whether – other than the offering being made to accredited investors – you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of stock for any purpose, including future acquisitions and/or financings.  If so, discuss in necessary detail the plans or arrangements.

RESPONSE: Please see page 4 of the Amended Preliminary Information Statement.

Amendment to Articles of Incorporation: Provision to Opt Out of Nevada’s Control, page 6

3.	Please discuss the general effect of the amendment to your articles making the Control Share Acquisition Statute inapplicable. See Item 19 of Schedule 14A.

RESPONSE: Please see page 6 of the Amended Preliminary Information Statement.

Reasons for Adopting the Amendment to the Articles of Incorporation, page 6

4.
We note your statement that ‘[t]he board of directors has determined that remaining subject to this statute would place unnecessary burdens on the Company in connection with the completion of third party financings.”  Please revise to explain how the statute places unnecessary burdens on the completion of third party financings.

RESPONSE: Please see page 6 of the Amended Preliminary Information Statement.

Additionally two verbal comments were provided and have been changed on pages 4 and 7 respectively.

Please contact me at 713-209-2911 or Sondra Jurica at 713-209-2912 with any further comments or questions.

Very truly yours,

BREWER & PRITCHARD, P.C.